UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)*

HAVE GUN WILL TRAVEL ENTERTAINMENT, INC.
(Name of Issuer)

Common Stock

(Title of Class of Securities)

419336 10 2

(CUSIP Number)

Yang Yuan Sheng

Room 804, Jingxi Road

Baiyun Qu, Guangzhou, China

86-13002059888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419336 10 2	13D	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) YANG YUAN SHENG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guangzhou, China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,500,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,500,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 81.89%
14.	TYPE OF REPORTING PERSON (see instructions) IN

Page 3 of 5 Pages

ITEM 1. SECURITY AND ISSUER.

The title of the class of securities to which this filing relates is common stock, par value $.001 per share (the "Common Stock"), of Have Gun Will Travel Entertainment, Inc., a Nevada corporation (the "Company"). The Company's principal executive office is now located at Flat/RM C, 15/F, Full Win Commercial Centre, 573, Nathan Road, Kowloon, Hong Kong.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is being filed by Yang Yuan Sheng (the "Reporting Person") whose business address is Room 804, Jingxi Road, Baiyun Qu, Guangzhou, China.

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On March 27, 2015, the Reporting Person entered into a Stock Purchase Agreement (the “Agreement”) with Tommie Ray to acquire 8,500,000 shares of the Company (the “the Company Shares”), representing 81.89% of the outstanding shares of the Company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

$200,000 of personal funds of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was to gain control of the Company and to appoint Wilkie Wu as the President, Secretary, Treasurer and sole Director of the Company. The Reporting Person plans to cause an operating company in the tea manufacturing industry to become a wholly-owned subsidiary of the Company. The Reporting Person does not have any plans to acquire additional shares of Common Stock at the present time, but may acquire additional shares in the future. While unlikely in the foreseeable future, the Reporting Person may determine, from time to time to sell or otherwise dispose of some or all of the then remaining shares of Common Stock owned by the Reporting Person, pursuant to the applicable securities laws. In making any such determination, the Reporting Person will consider its goals and objectives, other business opportunities available to it, as well as general stock market conditions.

Page 4 of 5 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting person beneficially holds 8,500,000 shares of the Company, which is 81.88% of the current issued and outstanding shares.

(b) The Reporting Person has sole power to vote and the sole power to dispose of the shares.

(c) Other than as described above, the Reporting Person has engaged in no transaction during the past 60 days in any shares of the Company's common stock or securities of its subsidiaries.

(d) None.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of the Company, including but not limited to: transfer or voting of any of the securities of the Company or of its subsidiaries, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Stock Purchase Agreement, dated as of March 27, 2014, by and between the Reporting Person and Tommie Ray, filed as Exhibit A and attached hereto.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Yang Yuan Sheng

/s/ Yang Yuan Sheng
Yang Yuan Sheng

April 24, 2015
Date

EXHIBIT A

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER FEDERAL OR STATE REGULATORY AUTHORITY. THE SHARES BEING SOLD HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. THE SALE PRICE WAS DETERMINED ARBITRARILY BY THE SELLERS AND BEARS NO RELATIONSHIP TO THE ASSETS, EARNINGS, BOOK VALUE, CURRENT OR FUTURE TRADING PRICE OF THE SHARES, OR ANY OTHER CRITERIA OF VALUE.

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT made and entered into this 27th day of March, 2015 by and among Tommie Ray, Have Gun Will Travel Entertainment, Inc. (collectively, the “Sellers”), and YUAN SHENG (Other name) YANG (Surname)(the “Purchaser”). Sellers own 8,500,000 shares of the common stock of Have Gun Will Travel Entertainment, Inc., a Nevada corporation (the “Company”). Purchaser desires to purchase from Sellers, and Sellers are willing to sell shares of such common stock (the “Company Shares”), subject to the terms and conditions contained in this Agreement.

NOW THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Purchase and Sale. The Sellers hereby agree to sell to the Purchaser and the Purchaser, in reliance on the representations and warranties contained herein, and subject to the terms and conditions of this Agreement, agrees to purchase from the Sellers the 8,500,000 shares of Common Stock representing the Company Shares for a total purchase price of Two Hundred Thousand Dollars ($200,000) (the "Purchase Price"), payable in United States currency as directed by the Sellers as follows:

a)	Purchase Price of $200,000 shall be paid via a bank wire as directed by Sellers upon the execution of this Agreement. No other form of payment shall be acceptable.

b)

On the Closing (as defined in Section 2 herein), Sellers shall sell, assign, transfer, convey, and deliver the Company Shares to Purchaser, free and clear of any and all liens, claims, and encumbrances, and Sellers shall evidence such transaction by delivering to Purchaser the certificate for the Company Shares, duly endorsed to Purchaser. Purchaser agrees and acknowledges that the Company Shares shall be deemed as “restricted shares”, and shall bear a restrictive legend indicating that the Shares have not been registered pursuant to the Securities Act of 1933, as amended.

Purchaser and Sellers acknowledge and accept that the trading price of the Company Shares may decrease or increase subsequent to the sale of the Company Shares. Purchaser and Sellers waive claims to any losses as a result of the sale of the Company Shares.

2. Closing. The Closing of the purchase and sale of the Company Shares shall occur upon the execution of this Agreement by both Purchaser and Sellers and the receipt of full Purchase Price by the Sellers, but no later than 5 PM EST April 6, 2015. Upon confirmation of the receipt of funds, the certificate for the Company Shares, along with a stock power and medallion guarantee duly endorsed for transfer in order to sell, transfer, convey, and assign the Company Shares to Purchaser, company books and records will be forwarded by overnight delivery, unless other arrangements are made satisfactory to all parties, to Purchaser, or as otherwise shall be agreed by the parties.

3. Resignation of Old and Appointment of New Board of Directors. The Company and the Seller shall take such corporate action(s) and make such SEC filings on Schedule 14f-1 in compliance with the Exchange Act Rules and as otherwise required by the Company Articles of Incorporation and/or Bylaws to duly (a) appoint the below named persons to their respective positions, to be effective as of the Closing Date, and (b) obtain and submit to the Purchaser, together with all required corporate action(s) the resignation of all members of the board of directors, and any and all corporate officers as of the Closing Date, all of which actions shall be certified and delivered to the Purchaser as effective at Closing by the Sellers in such form and substance satisfactory to the Purchaser. Following the execution of this Agreement and through the date of effectiveness of such resignations, no other officers or directors shall be appointed or elected to serve the Company except as otherwise expressly provided herein.

Name	Position
Wilkie Wu	President
Wilkie Wu	Secretary
Wilkie Wu	Treasurer & Director

4. Miscellaneous. This Agreement constitutes the entire agreement between the parties hereto and supercedes all prior agreements and discussions between Purchaser and Sellers. No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provisions hereof. This Agreement may be executed by the parties hereto in separate counterparts, each of which will be deemed to be one and the same instrument. All claims, disputes and other matters in question between the parties to this Agreement, arising out of or relating to this Agreement or breach thereof, shall be filed and heard only in the state courts of Nevada. The Agreement will be governed by and construed and enforced in accordance with the internal laws of the State of Nevada.

[Balance of this Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have each executed and delivered this Agreement as of the day and year first above written.

PURCHASER:

Signature:	/s/ YANG Yuan Sheng
Print Name:	YANG Yuan Sheng
Address:

SELLERS:

Signature:	/s/ Tommie Ray
Print Name:	Tommie Ray/Have Gun Will Travel Entertainment, Inc.
Address:	5850 Canoga Ave., 4th Floor, Woodland Hills, CA 91367